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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2003

Commission File Number 333-105175

FIMEP S.A.
(Translation of registrant's name into English)

89, rue Taibout
75009 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

Enclosures:	Results for the half year ended June 30, 2003. FIMEP—Operating and Financial Review and Prospects. Unaudited Consolidated Financial Statements as of June 30, 2003.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, FIMEP has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2003
FIMEP
	By:	/s/ PATRICE SOUDAN Name: Patrice Soudan Title: Chief Financial Officer

Paris, July 31, 2003	Fimep

Half year results as of June 30, 2003
Good resilience of margins in spite of still testing conditions

Consolidated data (€ millions, US GAAP)	Fimep 1st half 2003	Fimep 1st half 2003 adjusted for purchase accounting(1)	Fimep 1st half 2002 adjusted pro forma (2)	Fimep LTM June 2003 adjusted pro forma (2)(3)	Fimep FY 2002 adjusted pro forma (2)(4)	Legrand (Predecessor) 1st half 2002
Sales	1 388,6	1 388,6	1 522,7	2 798,5	2 932,6	1 522,7
Maintainable EBITDA(5)	160,0	285,8	298,6	565,1	577,9	298,6
% sales	11,5%	20,6%	19,6%	20,2%	19,7%	19,6%
EBITDA(5)	141,3	267,1	295,2	519,9	548,0	295,2
% sales	10,2%	19,2%	19,4%	18,6%	18,7%	19,4%
Operating income	-14,0	111,8	127,3	209,5	225,0	194,5
% sales	-1,0%	8,1%	8,4%	7,5%	7,7%	12,8%
Net income	-133,5	-53,3	-15,3	-82,0	-44,0	120,9
Net cash provided from operating activities	90,3	90,3				182,6
% sales	6,5%	6,5%				12,0%
	As of 06.30.2003	As of 12.31.2002
Net financial debt(6)	2 471	2 575
Net financial debt (proforma)(6)(7)	2 525	2 700

        Sales:    Fimep sales in the first half of 2003 reached €1388.6 million, showing a decline of 8.8% in comparison with the first six months of 2002. The variation in exchange-rates had a negative impact of 7.7% on sales.

Excluding the effect of changes in the scope of consolidation and using constant exchange rates(8), sales slightly decreased by 0.5% and sales by geographical region varied as follows:

France	-1.5%
Italy	+ 1.9%
Other Europe	+ 2.3%
US and Canada	-4.7%
Other	+ 0.8%

Total	-0.5%

With principal markets still to pick up, Fimep has managed to limit the unfavourable impact on its sales of persistently adverse and uncertain general conditions.

        Earnings:    Fimep continues to control its costs and to improve productivity. Thus, in spite of difficulties due to both exchange rates variation and an unfavourable environment, Fimep has recorded only a limited decrease of its Operating income and EBITDA margins and a significant increase of its Maintainable EBITDA margin (all being adjusted for non cash purchase accounting entries as compared to Fimep 1st half 2002 adjusted pro forma data).

Overall these results, associated with strict control of working capital and capital expenditures, enabled the group to simultaneously pursue its business development targets and the reduction of its net financial debt.

Fimep will hold a conference call on Friday 1st, August 2003, at 06:30 pm French time.

The dial in number will be + 33 (0) 1 7099 3298 and the company name Fimep/Legrand. The conference call will be recorded, and available until August 5th at the following number:+33 (0) 1 7099 3295 Pincode 132020.

Important note

In order to provide a comprehensive view of our business taking into account the acquisition by our wholly owned subsidiary of 98% of the share capital of Legrand SA on December 10, 2002 (the "Acquisition") and in order to provide comparable historical figures between our actual results following the Acquisition and those of Legrand SA, our predecessor, we present pro forma accounts of Fimep for first half 2002, FY 2002 and last twelve months June 2003 (see definition (2)). However our Operating and Financial Review and Prospects for the six months ended June 30, 2003, which is being furnished to the US Securities and Exchange Commission in a Report on Form 6-K, compares 1st half 2003 results of FIMEP to the 1st half 2002 results of our predecessor, in each case prepared in accordance with US GAAP. In order to reconcile the present document with our Operating and Financial Review and Prospects, we have included in the table above, unaudited accounts for our Predecessor in accordance with US GAAP for 1st half 2002.

Definitions:

(1)
These figures are based on our financial statements adjusted to exclude the following purchase accounting entries related to the Acquisition: one time non cash expenses due to goodwill allocation to inventories (Dec. 2002: €49M, 1st half 2003 and 2002: €126M) and in-process research and development (Dec. 2002: €95m). We believe it is relevant to make these non operational purchase accountings adjustments in order to disclose the pure operational performance of Fimep and in order to facilitate comparison to historical results of our predecessor prior to the Acquisition.

(2)
Proforma = adjusted as per (1) above and assuming full ownership of Legrand throughout the relevant period which means that pro forma accounts give effect to the following transactions (and certain other related transactions) as though they had occurred on January 1, 2002:

•
the Acquisition for aggregate cash consideration of €3,626 million;

•
the completion of the Minority Buy-Out Offer of the remaining public shareholders of Legrand (assuming a per share price equal to that paid in the Acquisition and the acquisition of all outstanding options) for aggregate cash consideration of €74 million;

•
the sale of all marketable securities held by the group;

•
the repayment of all outstanding indebtedness of Legrand (other than the Yankee bonds, subordinated perpetual notes (the TSDIs) and €39 million of existing debt, including capital leases and other debt);

•
the financing of the foregoing transactions with existing cash of Legrand and with the proceeds from the issuance of ordinary shares to the Consortium which formed Fimep for purposes of the Acquisition; the proceeds from the subordinated shareholder PIK loan provided by the Consortium; borrowings under the senior credit agreement; and existing cash resources of FIMAF under the mezzanine credit agreement;

  •
  the use of the net proceeds of our offering of high yield notes on February 12, 2003, to repay the amounts borrowed under the mezzanine credit agreement.

Reconciliation for the first half of 2002 of our Predecessor's operating income and Fimep operating income adjusted pro forma:

in € million	1st Half 2002
Operating income Predecessor	194,5
Less impact of purchase accounting entries recorded by Fimep:
Cost of goods sold	-125,8
R&D	-52,0
Administrative and selling expenses	-10,3
Other adjustments	-4,9

Subtotal purchase accounting entries	-193,0

Operating income Fimep pro forma	1,5

Adjustment for inventories revaluation	125,8

Operating income Fimep adjusted pro forma	127,3

Reconciliation for the 1st half of 2002 and 2003 between cash flow from operating activities and EBITDA:

in € million	Fimep 1st Half 2003	Legrand 1st Half 2002
Net cash provided from operating activities	90,3	182,6
Non operating expenses (income)	120,0	74,0
Changes in operating assets and liabilities	54,0	17,0
Other	-123,0	21,6

EBITDA	141,3	295,2

Reconciliation for the first half of 2002 and the year ended 2002 of our Predecessor's EBITDA and Fimep EBITDA adjusted pro forma:

in € million	1st Half 2002	FY 2002
EBITDA Predecessor	295,2	548,0
Add changes in operating income	-193,0	-260,2
Add changes in depreciation of assets	67,2	134,4

EBITDA Fimep pro forma	169,4	422,2

Adjustment for inventories revaluation	125,8	125,8

EBITDA Fimep adjusted pro forma	295,2	548,0

Reconciliation for the first half of 2002 and the year ended 2002 of our Predecessor's maintainable EBITDA and Fimep maintainable EBITDA adjusted pro forma:

in € million	1st Half 2002	FY 2002
Maintainable EBITDA Predecessor	298,6	577,9
Add changes in operating income	-193,0	-260,2
Add changes in depreciation of assets	67,2	134,4

Maintainable EBITDA Fimep pro forma	172,8	452,1

Adjustment for inventories revaluation	125,8	125,8

Maintainable EBITDA Fimep adjusted pro forma	298,6	577,9

Reconciliation between Fimep's, Predecessor's and Fimep FY 2002 pro forma's net income:

in € million	FIMEP FY 2002 pro forma	FIMEP 1st half 2002 pro forma
Predecessor historical net income for the period from January 1, 2002 to June 30, 2002		121
Predecessor historical net income for the period from January 1, 2002 to December 10, 2002	208
FIMEP historical net income for the period from December 10, 2002 through December 31, 2002	-129
Adjustments for the Acquisition and the Minority Buy-Out Offer	21	-64
Adjustments for the financing	-144	-72

Net income pro forma	-44	-15

(3)
Fimep LTM June 2003 adjusted pro forma data is based on (a) Fimep FY 2002 adjusted pro forma data minus Fimep 1st half 2002 adjusted pro forma data plus (b) Fimep 1st half 2003 adjusted data.

(4)
Final figures as per Form F-4 filed with the SEC

(5)
Reconciliation of EBITDA and Maintainable EBITDA with Net Income:

in €million	Fimep 1st half 2003	Fimep 1st Half 2003 adjusted for purchase accounting	Fimep 1st Half 2002 adjusted pro forma	Fimep LTM June 2003 adjusted pro forma	Fimep FY 2002 adjusted proforma	Legrand (Predecessor) 1st Half 2002
Net income	-133,5	-53,3	-15,3	-82,0	-44,0	120,9

Less minority interests + equity in earnings of investees	-1,6	-1,6	-2,3	-4,4	-5,0	-1,3
Add income tax	-39,6	6,0	9,6	-3,6	0,0	88,4
Add other expenses	0,0	0,0	0,0	-1,0	-1,0	-0,3
Less exchange/translation results	-0,5	-0,5	0,0	-0,5	0,0
Add changes in swap fair market value	37,9	37,9	0,0	37,9	0,0
Add interests expenses	123,3	123,3	135,3	263,1	275,0	-13,2

Operating income	-14,0	111,8	127,3	209,5	225,0	194,5

Add amortization and depreciation	155,3	155,3	167,9	310,4	323,0	100,7

EBITDA	141,3	267,1	295,2	519,9	548,0	295,2

Add expenses directly linked to Schneider's acquisition of Legrand	0,0	0,0	1,5	2,7	4,2	1,5
Less profit and loss on assets disposal	-1,0	-1,0	-11,2	1,3	-8,9	-11,2
Add one time restructuring expenses	19,7	19,7	13,1	41,2	34,6	13,1

Maintainable EBITDA	160,0	285,8	298,6	565,1	577,9	298,6

        EBITDA:    means operating income plus depreciation of tangible assets and amortization of intangible assets. EBITDA is not a measurement of performance under US GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with US GAAP) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with US GAAP) as a measure of our ability to meet cash needs or (c) any other measures of performance under US GAAP. We believe that the EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods. Accordingly, this information has been included to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

        Maintainable EBITDA:    we have included a Maintainable EBITDA as a measure because we believe it provides a more accurate view of our recurring operating performance as it is adjusted to exclude non recurring items. We believe this measure enhances comparability of our results of operations to those of other companies, to the historical results of Legrand SA, our predecessor, as well as the financial models and expectations of investors and security analysts.

(6)
Net financial debt is defined as follow: short term borrowings + long term borrowings + subordinated securities—cash and cash equivalent,—marketable securities- short term restricted cash—long term restricted cash. We are excluding the related party subordinated shareholder PIK loan in this calculation. Including, subordinated shareholder PIK loan, net financial debt amounts to €3,658 million as of June 30 2003 and €3,734 million as of December 31, 2002

(7)
Reconciliation of Net Financial Debt pro forma with Net Financial Debt:

in €million	As of 06.30.2003	As of 12.31.2002
Net Financial Debt	2471	2575
Add currency swap linked to the debt	14	0
Add fees and expenses incurred in connection with the Acquisition and related transactions which remained payable	5	51
Add cost to acquire minority shares owned by the public pursuant to minority buy out	35	74

Net Financial Debt pro forma	2525	2700

(8)
Reconciliation of sales between net sales by geographical region as reported and net sales by geographical region excluding the effect of changes in the scope of consolidation and using constant exchange rates (mentioned as like for like in the table below) as of 06.30.2002:

	1st half 2002
in € million	Consolidated	France	Italy	Rest of Europe	US and Canada	RoW
Net sales by geographical segment as reported	1523	409	296	254	332	232
Reconciling items:
Changes in scope of consolidation	-10	-4	0	0	-6	0
Using constant exchange rates	-118	0	0	-7	-59	-52

Net adjusted sales by geographical segment like for like	1395	405	296	247	267	180

Forward looking statements:

This announcement contains forward-looking statements within the meaning of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors are urged to read the registration statement of FIMEP filed with the US Securities and Exchange Commission on Form F-4 on May 12, 2003, as amended and other relevant documents filed with the US Securities and Exchange Commission because they contain important information. Investors are able to view these documents, as well as other documents filed by FIMEP with the US Securities and Exchange Commission, free of charge at the US Securities and Exchange Commission's website, www.sec.gov. FIMEP disclaims any obligation to publicly update or revise any forward-looking information.

FIMEP
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        Unless otherwise indicated, all amounts in this discussion and analysis are presented in accordance with US GAAP.

        On December 10, 2002, we acquired approximately 98% of the outstanding share capital of Legrand. Because we had no significant operations of our own prior to December 10, 2002, Legrand is considered our predecessor. We have performed a comparison in US GAAP of our results of operations for the six-month period ended June 30, 2003 with the historical results of Legrand for the six-month period ended June 30, 2002.

Please note that all percentages may vary by one or two digits as they may be calculated on non rounded figures.

Overview

Operating Results

Introduction

        Our management analyzes our financial condition and results of operations on the basis of five geographic segments based on region of production and not on where we sell our products. They are:

  •
  France,

  •
  Italy,

  •
  Rest of Europe,

  •
  United States and Canada, and

  •
  Rest of the World.

        For most purposes, we organize our management structure and internal controls on the basis of our geographic segments or national markets, rather than by product type or class, because local economic conditions are the principal factors affecting our sales and market performance.

        For information on the impact of fluctuations in exchange rates on our consolidated results, see "—Variations in Exchange Rates" below.

        The table below shows a breakdown of our net sales and operating income by segment in the six months ended June 30, 2003 for Fimep and in the six months ended June 30 2002 for our Predecessor.

	Six month period ended June 30,
	Predecessor 2002		Fimep 2003
	€	%	€	%
	(€ in millions, except percentages)
Net sales by subsidiaries located in:
France	467	30,7	454	32,7
Italy	300	19,7	306	22,0
Rest of Europe(1)	248	16,3	241	17,3
United States and Canada	338	22,2	257	18,5
Rest of the World(2)	170	11,1	131	9,5

Total	1523	100,0	1389	100,0

Operating income of subsidiaries located in:
France	71	36,5	-31	221,3
Italy	62	32,0	30	-213,5
Rest of Europe(1)	17	8,6	-19	133,3
United States and Canada	5	2,6	-1	9,9
Rest of the World(2)	39	20,3	7	-51,0

Total	194	100,0	-14	100,0

(1)
Including principally Belgium, Poland, Portugal, Spain and the United Kingdom.

(2)
Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

        In order to provide investors with information on where we sell our products, the table below shows our consolidated net sales by destination in the six months ended June 30, 2003 for Fimep and in the six month ended June 30 2002 for our Predecessor. Sales by destination means all sales made to third parties by us in a given geographic market.

	Predecessor 2002		Fimep 2003
	€	%	€	%
	(€ in millions, except percentages)
Net sales to customers located in:
France	409	26,9	399	28,7
Italy	296	19,4	302	21,7
Rest of Europe(1)	254	16,7	252	18,2
United States and Canada	332	21,8	254	18,3
Rest of the World(2)	232	15,2	182	13,1

Total	1523	100,0	1389	100,0

(1)
Including principally Belgium, Poland, Portugal, Spain and the United Kingdom.

(2)
Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

Factors that Affect our Results of Operations

        Net Sales.    Net sales by segment include sales of products that are exported from the segment's geographic area, but exclude all intra-group sales.

        Our various national and regional markets have different demand trends, principally as a result of local economic conditions and local living standards, which affect the level of renovation, refurbishment and new building of homes, stores and office buildings, as well as the level of corporate investment in industrial facilities. Underlying demand is also linked to the rate of real estate turnover, since newly acquired properties are frequently renovated or refurbished. We estimate that approximately 60% of our consolidated net sales are generated from the renovation market, which we believe limits our exposure to the more cyclical nature of the new construction market.

Changes in our consolidated net sales reflect five principal factors:

  (i)
  changes in sales volume (i.e., the number of units of each product sold in each period);

  (ii)
  the "mix" of products sold, including the proportion of new or upgraded products with higher prices;

  (iii)
  changes in product sales prices (including quantity discounts and rebates, and cash discounts for prompt payment);

  (iv)
  fluctuations in exchange rates between the euro and the currency in which the relevant subsidiary maintains its accounts, which affect the level of net sales from that subsidiary as expressed in euro upon consolidation; and

  (v)
  changes in the subsidiaries consolidated by us, principally as a result of acquisitions or disposals (which we refer to as "changes in the scope of consolidation").

        Since January 1, 2002, changes in net sales recorded by us have been driven primarily by moderate increases and limited declines in demand in accordance with local economic conditions in our markets.

        Cost of Goods Sold.    Cost of goods sold consists principally of the following:

  •
  Costs of materials used in production. Approximately one-half of the cost of production materials relates to components and semi-finished goods and the other half to raw materials. We purchase locally most of the materials used in production, and as a result the prices of these materials are generally determined by local market conditions. However, we aim to increase the percentage of production materials we purchase at group-level from the current 40% to 60% in order to benefit from economies of scale and enhanced purchasing power. Costs of production materials typically account for approximately 50% of cost of goods sold.

  •
  Salary costs and payroll charges for employees involved in manufacturing. These generally increase on an aggregate basis as sales and production volumes increase, and decline as a percentage of net sales as a result of economies of scale associated with higher production volumes. Salaries and payroll charges typically account for approximately 30% of cost of goods sold.

  •
  The remaining cost of goods sold consists of:

  •
  depreciation of fixed assets, which have steadily increased over the last six months due to our acquisitions and capital expenditures;

  •
  outsourcing or subcontracting costs relating to services used by us on an occasional basis during periods of excess demand; and

  •
  other general manufacturing expenses, such as expenses for energy consumption.

        The main factors that influence cost of goods sold as a percentage of net sales include:

  (i)
  production volumes, as we achieve economies of scale through higher production volumes by spreading fixed production costs over a larger number of units produced;

  (ii)
  the implementation of cost control measures aimed at improving productivity, including automation of manufacturing processes, reduction of fixed production costs, refinements in inventory management and the coordination of purchasing within each subsidiary and at the group level; and

  (iii)
  product life cycles, as we typically incur higher cost of goods sold associated with manufacturing over-capacity during the initial stages of product launches and when we are phasing out discontinued products.

        Since January 1, 2002, changes in cost of goods sold have been driven primarily by variations in sales volumes, productivity enhancement and changes in the average market prices of production materials.

        Administrative and Selling Expenses.    Our administrative and selling expenses consist principally of the following:

  •
  salary costs and payroll charges for sales personnel and administrative staff, which typically account for almost one-half of our administrative and selling expenses. Aggregate expenses relating to our sales personnel generally increase or decrease principally with changes in sales volume due to the need to increase or decrease sales personnel to meet changes in demand. Aggregate expenses relating to our administrative staff are generally less influenced by changes in sales volumes;

  •
  expenses related to the use and maintenance of administrative offices;

  •
  other administrative expenses, including expenses relating to logistics and information systems;

  •
  general advertising expenses, which tend to increase as we launch new, higher value-added and more expensive products that require increased marketing efforts; and

  •
  other selling expenses, such as printing costs for catalogs and expenses incurred in connection with travel and communications.

        Since January 1, 2002, changes in administrative and selling expenses resulted primarily from our commitment to pursuing and even stepping up efforts in both research and development and sales & marketing, and the opening of a new logistics center in the Paris region.

        Operating Income.    Our operating income consists of net sales, less cost of goods sold, administrative and selling expenses and other operating expenses. Other operating expenses include, principally, amortization of goodwill, as well as research and development costs and employee profit sharing expenses. Operating income does not include our interest income (expense) (described below).

        In general, increases in sales volume and related increases in production volumes may generate economies of scale due to lower operating expenses per unit sold, which results in higher operating income, both in absolute terms and as a percentage of net sales. For example, in the France, Italy and the Rest of the World segments, where we have well-established market positions, operating income as a percentage of net sales is higher than in segments where our market position is less developed.

        Since January 1, 2002, changes in operating income resulted primarily from the divergence between variations in cost of goods sold and administrative and selling expenses and variations in net sales over the same period.

        Net Interest Expense.    Our net interest expense consists principally of interest income on cash and cash equivalents, less interest expense, including interest paid on the TSDIs, Yankee bonds and an high yield bond and the amounts made available to us under the Senior Credit Facility. See "—Liquidity and Capital Resources".

        Changes in the Scope of Consolidation.    Consistent with our strategy of pursuing profitable revenue growth, in part through selective acquisitions of companies with high-quality products and existing market positions, we have made several acquisitions during the last three years.

        Our general policy is to consolidate or deconsolidate acquired or disposed companies and divisions on their date of acquisition or disposal in accordance with generally accepted accounting principles. However, when the consolidation or deconsolidation is not expected to have a material impact on our income or assets, we may, for reasons of practicality, consolidate or deconsolidate the acquired company or division on the first day of the fiscal year following the year during which the company or division has been acquired or disposed.

  Excluding the Effect of Acquisitions

        In the discussion below, we sometimes refer to net sales or changes in net sales "excluding the effects of changes in the scope of consolidation." We believe that this measure is a useful tool in analyzing and explaining changes and trends in our historical consolidated net sales. Measures described as "excluding the effects of changes in the scope of consolidation" are computed as follows:

  Companies Acquired during the Current Period

        Where companies are acquired during the current period, the net sales of the acquired company are reflected in our consolidated statement of income for only the portion of the current period since the date of first consolidation. To analyze consolidated net sales excluding the effect of acquisitions, we include sales of the acquired company, based on sales information we receive from the party from whom we make the acquisition, for the portion of the prior period equal to the portion of the current period during which we actually consolidated the entity.

  Companies Acquired during a Prior Period

        Where companies were acquired during the prior period, the net sales of the acquired company are reflected in our consolidated statement of income for the entirety of the current period but only for the portion of the prior period since the date of first consolidation. To analyze consolidated net sales excluding the effect of acquisitions, we include sales of the acquired company, based on sales information we receive from the party from whom we make the acquisition, for the portion of the prior period during which we did not consolidate the entity.

  Disposals during the Current Period

        Where companies are disposed of during the current period, the net sales of the company disposed of are reflected in our consolidated statement of income for only the portion of the current period prior to the date of disposal and deconsolidation. To analyze consolidated net sales excluding the effect of disposals, we exclude sales of the divested company, for the portion of the prior period equal to the portion of the current period subsequent to its disposal.

  Disposals during a Prior Period

        Where companies were disposed of during the prior period, the net sales of the company disposed are not reflected in our consolidated statement of income for the current period. To analyze consolidated net sales excluding the effect of disposals, we exclude sales of the divested company for the prior period.

  Using constant exchange rates

        Our consolidated historical net sales include the effects of exchange rates differences between the euro and other currencies. To analyze consolidated net sales excluding the effects of these changes, we use constant exchange rates (by adjusting prior year reported sales using current period exchange rates) to compare year-to-year changes in net sales. We believe that this measure is a useful tool in analyzing and explaining changes and trends in our historical consolidated net sales. This is referred to as "using constant exchange rates" in the discussions below.

  Reconciliation of Net Sales

        Summarized below is a reconciliation of net sales as reported under US GAAP to net sales excluding the effect of changes in the scope of consolidation and using constant exchange rates.

        Reconciliation of net sales by location

	First half 2002
	Consolidated	France	Italy	Rest of Europe	US and Canada	RoW
	(€ in millions)
Net sales by location as reported	1523	467	300	248	338	170
Reconciling items:
Changes in scope of consolidation	-10	-5	0	0	-5	0
Using constant exchange rates	-118	0	0	-8	62	-48

Net sales by location as adjusted(1)	1395	462	300	240	271	122

(1)
Represents net sales as reported excluding the effects of changes in the scope of consolidation and the use of constant exchange rates.

        Reconciliation of net sales by geographical segment

	First half 2002
	Consolidated	France	Italy	Rest of Europe	US and Canada	RoW
	(€ in millions)
Net sales by geographical segment as reported	1523	409	296	254	332	232
Reconciling items:
Changes in scope of consolidation	-10	-4	0	0	6	0
Using constant exchange rates	-118	0	0	-7	-59	-52

Net adjusted(1) sales by geographical segment	1395	405	296	247	267	180

(1)
Represents net sales as reported excluding the effects of changes in the scope of consolidation and the use of constant exchange rates.

Additional factors that will affect our future results of operations

        The Acquisition, the application of purchase accounting adjustments related thereto, and the related transactions will affect our future results of operations. The substantial indebtedness that we incurred to finance the Acquisition and increased interest rates for such indebtedness (compared to the interest rates for indebtedness that was paid off) will increase our interest expense significantly.

Overview of Comparative Periods

First six months of 2003 FIMEP compared with the first six months of 2002 (Predecessor)

  Net Sales

        Our consolidated net sales decreased by 8.8% to €1389 million in the first six months of 2003, compared with €1523 million in the first six months of 2002. This resulted from:

  •
  a 7.7% decrease in net sales due to unfavorable fluctuations in currency exchange rates;

  •
  a 0.7% decrease in net sales due to changes in the scope of consolidation; and

  •
  a 0.5% decrease excluding the effects of changes in the scope of consolidation and using constant exchange rates.

France.    Net sales of our French subsidiaries decreased by 2.9% to €454 million in the first six months of 2003, compared with € 467 million in the first six months of 2002. This decrease was the result of a 1.9% decrease in net sales (excluding the effects of changes in the scope of consolidation), due to a decrease in the level of market demand in France and a decrease in export sales from the French subsidiaries to markets outside France.

        Excluding the effects of changes in the scope of consolidation, the net sales to customers located in France decreased by 1.5% in the first six months of 2003 compared with the first six months of 2002.

Italy.    Net sales by our Italian subsidiaries increased by 1.9% to €306 million in the first six months of 2003, compared with € 300 million in the first six months of 2002. This increase was mainly driven by good commercial performance related to certain product lines despite unfavorable general market conditions.

        Excluding the effect of changes in the scope of consolidation and using constant exchange rates, net sales to customers located in Italy increased by 1.9% in the first six months of 2003 compared with the first six months of 2002.

        Changes in the scope of consolidation had no material impact on net sales in the Italy segment.

Rest of Europe.    Net sales by our subsidiaries in the Rest of Europe segment decreased by 2.8% to €241 million in the first six months of 2003, compared with €248 million in the first six months of 2002. Excluding the effect of changes in the scope of consolidation and using constant exchange rates, net sales increased by 0.2%. Net sales decreased by 3.0% due to unfavorable fluctuations in currency exchange rates.

        Excluding the effects of changes in the scope of consolidation and using constant exchange rates, net sales to customers located in European countries other than France and Italy increased by 2.3% in the first six months of 2003 compared with the first six months of 2002.

United States and Canada.    Net sales by our subsidiaries in the United States and Canada segment decreased by 24.1% to €257 million in the first six months of 2003, compared with €338 million in the first six months of 2002. This decrease resulted primarily from a 5.4% decrease in net sales excluding the effects of the changes in the scope of consolidation and using constant exchange rates, a 1.5% decrease in net sales due to changes in the scope of consolidation and a 18.5% decrease in net sales due to unfavorable fluctuations in currency exchange rates.

        Excluding the effects of changes in the scope of consolidation and using constant exchange rates, net sales to customers located in the United States and Canada decreased by 4.7% in the first six months of 2003 compared with the first six months of 2002. This decline was the result of the continuing depressed market conditions in the United States, especially in the commercial and industrial sectors where most of our sales in the United States are made.

Rest of the World.    Net sales by our subsidiaries in the Rest of the World segment decreased by 22.8% to €131 million in the first six months of 2003 compared with €170 million in the first six months of 2002. This decrease resulted from a 27.5% decrease in net sales due to unfavorable fluctuations in currency exchange rates, especially in Brazil and in Mexico, partially compensated by a 7.2% increase in net sales excluding the effects of changes in the scope of consolidation and using constant exchange rates.

        Changes in the scope of consolidation had no material impact on net sales in the Rest of the World segment.

        Excluding the effects of changes in the scope of consolidation and using constant exchange rates, net sales to customers located in countries in the Rest of the World increased by 0.8% in the first six months of 2003 compared with the first six months of 2002.

  Operating Expenses

Cost of goods sold

        Our consolidated cost of goods sold increased by 3.5% to €884 million in the first six months of 2003 compared with €854 million in the first six months of 2002. The increase in consolidated cost of goods sold resulted primarily from the unfavorable effect of a non-recurring €126 million purchase accounting adjustment to inventory partially offset by a 8.8% decrease in consolidated net sales and a continuous productivity improvement combined with cost cutting measure in response to the depressed economic environment.

        Overall, our consolidated cost of goods sold as a percentage of consolidated net sales increased to 63.6% in the first six months of 2003 compared with 56.1% in the first six months of 2002. Excluding the non-recurring inventory adjustment, cost of goods sold as a percentage of consolidated net sales decreased to 54.6% in the first six months of 2003.

France.    Cost of goods sold in the France segment increased by 24.4% to €281 million in the first six months of 2003 from € 226 million in the first six months of 2002, reflecting principally the unfavorable effect of a non-recurring €64 million purchase accounting adjustment to inventory. Excluding the non-recurring inventory charge, cost of goods sold in the France segment decreased by 4.1% to € 217 million in the first six months of 2003 from €226 million in the first six months of 2002, while net sales decreased by 2.9% over the same period. On a similar basis, cost of goods sold in the France segment, as a percentage of net sales, decreased to 47.8% in the first six months of 2003 compared with 48.4% in the first six months of 2002.

Italy.    Cost of goods sold in the Italy segment increased by 9.9% to €182 million in the first six months of 2003 from € 165 million in the first six months of 2002, reflecting principally the unfavorable effect of a non-recurring €24 million purchase accounting adjustment to inventory. Excluding the non-recurring inventory charge, cost of goods sold in the Italy segment decreased by 4.7% to € 158 million in the first six months of 2003 from €165 million in the first six months of 2002, while net sales increased by 1.9% over the same period. This decrease, excluding the non-recurring inventory charge, in the cost of goods sold resulted primarily from a reduction in purchases of production materials due to lower net sales to Enel. Excluding the non-recurring inventory charge, cost of goods sold in the Italy segment, as a percentage of net sales, decreased to 51.4% in the first six months of 2003 compared with 55.0% in the first six months of 2002.

Rest of Europe.    Cost of goods sold in the Rest of Europe segment increased by 5.8% to €172 million in the first six months of 2003 from €163 million in the first six months of 2002, reflecting principally the unfavorable effect of a non-recurring € 15 million purchase accounting adjustment to inventory. Excluding the non-recurring inventory charge, cost of goods sold in the Rest of Europe segment decreased by 3.1% to €158 million in the first six months of 2003 from €163 million in the first six months of 2002, while net sales decreased by 2.8% over the same period. Excluding the non-recurring inventory charge, cost of goods sold in the Rest of Europe segment decreased sligntly, as a percentage of net sales, to 65.5% in the first six months of 2003 compared with 65.7% in the first six months of 2002.

United States and Canada.    Cost of goods sold in the United States and Canada segment decreased by 22.9% to €162 million in the first six months of 2003 from €210 million in the first six months of 2002, despite a non-recurring €7 million purchase accounting adjustment to inventory. This decrease resulted primarily from (i) a reduction in purchases of production materials due to lower net sales, (ii) the effect of workforce reductions and (iii) decrease in the value of the dollar against other currencies. As a result of these cuts, the average number of employees in production as of June 30, 2003 decreased by 18.8% (approximately 430 employees) compared with June 30, 2002. Excluding the non-recurring inventory charge, cost of goods sold in the United States and Canada segment, as a percentage of net sales, decreased to 60.4% in the first six months of 2003 compared with 62.2% in the first six months of 2002.

Rest of the World.    Cost of goods sold in the Rest of the World segment decreased by 3.7% to €87 million in the first six months of 2003 in comparison to €90 million in the first six months of 2002. Cost of goods sold for the first six months of 2003 reflects an unfavorable non-recurring €16 million purchase accounting adjustment to inventory. Excluding the non-recurring inventory charge, cost of goods sold in the Rest of the World segment decreased by 21.1% to €71 million in the first six months of 2003 from € 90 million in the first six months of 2002, while net sales decreased by 22.3% over the same period. The decrease in the cost of goods sold in the Rest of the World segment was affected by the decrease in the value of the dollar. Excluding the non-recurring inventory charge, the cost of goods sold in the Rest of the World segment increased, as a percentage of net sales, to 54.1% in the first six months of 2003 compared with 53.3% in the first six months of 2002.

  Administrative and selling expenses

        Our consolidated administrative and selling expenses decreased by 6.9% to €373 million in the first six months of 2003 compared with € 401 million in the first six months of 2002, while consolidated net sales decreased by 8.8% over the same period.

        The decrease in consolidated administrative and selling expenses was principally driven by the decrease in the administrative and selling expenses in France, in the United States and Canada and in the Rest of the World segments, attributable to lower net sales, the cost-cutting measures implemented in 2002 and 2003, and significant fluctuations in exchange rates (for the United States and Canada and in the Rest of the World segments), partially offset by costs related to increased advertising and commercial expenses to support sales.

        As a percentage of net sales, consolidated administrative and selling expenses increased to 26.8% in the first six months of 2003 compared with the first six months of 2002 (26.3%).

France.    Administrative and selling expenses in the France segment decreased by 4.2% to €134 million in the first six months of 2003 from €139 million in the first six months of 2002, while net sales decreased by 2.9% over the same period. As a percentage of net sales, administrative and selling expenses in the France segment decreased to 29.4% in the first six months of 2003 compared with 29.8% in the first six months of 2002.

Italy.    Administrative and selling expenses in the Italy segment increased by 4.4% to €64 million in the first six months of 2003 from €61 million in the first six months of 2002, while net sales increased by 1.9% over the same period. This increase was due in part to the increase in sales in the Italy segment. As a percentage of net sales, administrative and selling expenses in the Italy segment increased moderately to 20.8% in the first six months of 2003 compared with 20.3% in the first six months of 2002.

Rest of Europe.    Administrative and selling expenses in the Rest of Europe segment remained stable at €69 million in the first six months of 2003 compared with the first six months of 2002 (€68 million), while net sales decreased by 2.8% over the same period. As a result, administrative and selling expenses in the Rest of Europe segment increased, as a percentage of net sales, to 28.8% in the first six months of 2003 compared with 27.3% in the first six months of 2002.

United States and Canada.    Administrative and selling expenses in the United States and Canada segment decreased by 22.0% to €75 million in the first six months of 2003 from €96 million in the first six months of 2002, while net sales decreased by 24.1% over the same period. As a percentage of net sales, administrative and selling expenses increased to 29.0% in the first six months of 2003 compared with 28.3% in the first six months of 2002.

Rest of the World.    Administrative and selling expenses in the Rest of the World segment decreased by 14.6% to €32 million in the first six months of 2003 from €37 million in the first six months of 2002, while net sales decreased by 22.3% over the same period. As a percentage of net sales, administrative and selling expenses in the Rest of the World segment increased to 24.1% in the first six months of 2003 compared with 22.0% in the first six months of 2002.

  Operating income (loss)

        Our consolidated operating income (loss) decreased by 107.2% to an operating loss of €14 million in the first six months of 2003 in comparison with an operating income of € 195 million in the first six months of 2002. This decrease in consolidated operating income resulted primarily from:

  •
  an 3.5% increase in the cost of goods sold and a 8.8% decrease in consolidated net sales in the first six months of 2003 compared with the first six months of 2002; and

  •
  an 90.8% increase (€63 million) in research and development expense due to amortization of intangible assets recorded by FIMEP in connection with its acquisition of Legrand; partially offset by:

  •
  a 6.9% decrease in administrative and selling expenses in the first six months of 2003 compared with the first six months of 2002.

France.    Operating income in the France segment decreased by 144.0% to a loss of €31 million in the first six months of 2003 compared with income of €71 million for the first six months of 2002, principally as a result of increases in (i) cost of goods sold resulting from the reversal of purchase accounting adjustments to inventory and (ii) research and development expense resulting from the amortization of purchase accounting adjustments to intangible assets.

Italy.    Operating income in the Italy segment decreased by 51.8% to €30 million in the first six months of 2003 compared with € 62 million in the first six months of 2002. This decrease was due principally to increases in (i) cost of goods sold resulting from the reversal of purchase accounting adjustments to inventory and (ii) research and development expense resulting from the amortization of purchase accounting adjustments to intangible assets, partially offset by increases in net sales and decreases in cost of goods sold, excluding the non-recurring purchase accounting adjustment to inventory.

Rest of Europe.    Operating income in the Rest of Europe segment reached a loss of €19 million in the first six months of 2003 compared with a profit of €17 million in the first six months of 2002. This decrease was principally due to the increase in cost of goods sold mainly related to a non-recurring purchase accounting adjustment to inventory and to the decrease in net sales.

United States and Canada.    Operating income in the United States and Canada segment was slightly negative with a loss of €1 million in the six months of 2003 compared with a profit of €5 million in the first six months of 2002. This 127.5% decrease was mainly due to a decrease in net sales partially offset by a decrease in cost of goods sold and administrative and selling expenses in the first six months of 2003 compared with the first six months of 2002. Excluding the non-recurring inventory charge, operating income in the United States and Canada segment increased by 11.8% to a profit of €7 million in the first six months of 2003.

Rest of the World.    Operating income in the Rest of the World segment decreased by 81.7% to €7 million in the first six months of 2003 from €39 million in the first six months of 2002. This decrease was mainly due to the effects of purchase accounting adjustments to inventory and a reduction in net sales by 22.3% over the same period.

  Net interest expense

        Our consolidated net interest expense increased significantly to an expense of €161 million in the first six months of 2003 from income of €13 million in the first six months of 2002. Net interest expenses amounted to 11.6% of net sales at the end of the first six months of 2003 while net interest income amounted to 0.8% of net sales at the end of the first six months of 2002. The increase in interest expense was due to the increased level of debt at FIMEP incurred to finance the acquisition of Legrand.

  Income tax

        Our consolidated income tax expenses decreased by 145.4% to a benefit of €40 million in the first six months of 2003 from expense of €88 million in the first six months of 2002.

  Net income

        Our consolidated net income decreased by 210.7% to a loss of €134 million in the first six months of 2003 from income of €121 million in the first six months of 2002, mainly resulting from:

  •
  a €208 million decrease in operating income; and

  •
  a €174 million increase in net interest expense, partially offset by:

  •
  a €128 million decrease in income taxes.

Liquidity and Capital Resources

  Historical cash flows

        The table below summarizes our cash flows for the six months ended June 30, 2003 for Fimep and for the six months ended June 30,2002 for our Predecessor:

	As of June 30, 2002	As of June 30, 2003
	(€ in millions)
Net cash provided from operating activities	183	90
Net cash provided from (used in) investing activities	222	98
Net cash used in (provided from) financing activities	-605	-636
Increase (reduction in) cash and cash equivalents	-219	-457
Capital expenditures	-75	-65

  Net cash provided from operating activities

        Our net cash from operating activities amounted to €90 million as of June 30, 2003, compared to €183 million as of June 30, 2002, a 50.8% decrease. The decrease in net cash provided from operating activities of €93 million in the first six months of 2003 was attributable to lower net income and unfavorable changes in operating assets and liabilities (payment of deferred tax liabilities in Italy) partially offset by increases in non-cash expenses such as depreciation and amortization (due in part to the revaluation of intangible assets).

  Net cash used in or provided from investing activities

        Our net cash provided from investing activities for the six months ended June 30, 2003 amounted to €98 million, compared with € 222 million for the six months ended June 30, 2002. The decrease resulted principally from the sale of Schneider shares that occurred 2002.

        Capital expenditures amounted to €65 million for the six months ended June 30, 2003, a decrease of 13.3% from €75 million for the six months ended June 30, 2002. The decrease in capital expenditures is mainly attributable to stricter controls of capital expenditures, notably those related to increases in production capacity, due to the depressed economic climate.

  Net cash provided from or used in, financing activities

        Our net cash used in financing activities during the first six months of 2003 amounted to €636 million, compared with net cash used in financing activities of €605 million in the first six months of 2002. The increase in net cash used in financing activities resulted mainly from repayment of borrowings and treasury notes, partly offset by new borrowings.

  Debt

        Our gross debt (defined as the sum of TSDIs, related party loans, long-term borrowings and short-term borrowings, including commercial paper programs and bank overdrafts) amounted to €4,639 million as of December 31, 2002, and €3961million as of June 30 2003. Our cash and cash equivalents and marketable securities amounted to €755 million as of December 31, 2002, and €160 million as of June 30, 2003. Our long term and short term restricted cash amounted to €150 million as of December 31, 2002 and €142 million as of June 30, 2003. Our total net debt (defined as gross debt less cash and cash equivalents, marketable securities and restricted cash) amounted to €3,734 million as of December 31, 2002, and €3659 million as of June 30, 2003.

        The ratio of net debt to shareholders' equity was 596% as of December 31, 2002, and 860% as of June 30, 2003.

        Our borrowed funds consisted principally of the following as of June 30, 2003:

  •
  approximately €129 million of indebtedness under the TSDIs, issued on December 1990 and March 1992 through a private placement, in an aggregate nominal value of Fr3,000 million (€ 457 million) in 1990 and Fr2,000 million (€305 million) in 1992, respectively. See "Subordinated Perpetual Notes(TSDIs);"

  •
  approximately €335 million under the 8.5% Yankee bonds, issued on February 14, 1995 and due February 15, 2025, with an aggregate principal amount of $400 million. See "$400 million 8.5% Yankee bonds due February 15, 2025";

  •
  €1,603 million under the senior credit agreement entered into in connection with the Acquisition;

  •
  approximately €580 million two of High Yield Notes issued on February 12, 2003, in principal amounts of $350 million due 2013 and €277.5 million due 2013. See "High Yield Notes;"

  •
  approximately €1,187 million under a related party loan including accrued interests; and

  •
  other debt amounting to €126 million as of June 30, 2003. This debt consisted of short-term debt and capital leases.

        Historically, our principal uses of cash have been devoted to working capital, capital expenditure, research and development, acquisitions and debt service. We have funded these requirements with cash flows from operations, commercial paper programs, bank overdrafts and long-term borrowings (primarily in the form of the Yankee bonds and the TSDIs). Following the Acquisition and the related transactions, our indebtedness and debt service requirements have increased significantly, and we no longer benefit from access to the commercial paper market to fund short-term liquidity requirements. However, under the senior credit facility, we have available €250 million under the revolving facility and up to €300 million, subject to satisfaction of certain funding conditions, under the borrowing base facility. The €300 million borrowing base facility was fully drawn by January 2003, but as of June 30, 2003, €230 million has been repaid and remains available for further drawings and €70 million remains outstanding.

Senior Credit Facility

        The facilities provided to us and our subsidiaries, including FIMAF and Legrand SA, pursuant to the senior credit facility consist of three term facilities (Term A Advance, Term B Advance and Term C Advance), a borrowing base facility and a revolving credit facility. All of these facilities are fully drawn except for the revolving credit facility (which remains undrawn) and the borrowing base facility (€230 million of which remains available for borrowings).

        FIMAF, Legrand SA, Legrand SNC and Legrand Holdings, Inc. are currently borrowers under the senior credit facility. A portion of the term advances under the senior credit facility were funded through a special purpose financing company organized in Luxembourg which utilized the proceeds of those advances to purchase funding bonds of FIMAF. FIMAF, Legrand and certain of our operating subsidiaries have guaranteed all or some of the borrowings outstanding under the senior credit facility (including the funding bonds). In addition, certain of the assets of the borrowers and guarantors have been pledged as collateral to secure the facility.

        Under the senior credit facility, we have agreed to maintain specified ratios of total net debt to EBITDA, cash flow to total debt service, EBITDA to net interest and net senior debt to EBITDA. The agreement also restricts our ability to make capital expenditures. In addition, subject to certain exceptions, the agreement restricts the ability of FIMAF to make payments on the subordinated intercompany funding loan and otherwise to us.

  Subordinated Perpetual Notes (TSDIs)

        In December 1990 and March 1992, Legrand issued TSDIs through private placements, in aggregate nominal value amounts of Fr3,000 million (€457 million) in 1990 and Fr2,000 million (€ 305 million) in 1992, respectively. The TSDIs were issued at par. They have no stated due date or maturity and Legrand has no obligation to redeem them unless it carries out a voluntary dissolution, is subject to liquidation, or a final judgment is entered ordering the sale of the entire business (cession totale de l'entreprise) of Legrand. Upon any redemption, payment of the principal amount of the TSDIs is subordinated to the payment in full of all other creditors, other than any outstanding participating loans (prêts participatifs) or participating securities (titres participatifs).

        Legrand must repurchase the TSDIs if it cannot legally pay additional "gross up" amounts in respect of tax withholding resulting from a change in tax regulations.

        Legrand is entitled to repurchase or arrange for a third party to repurchase the outstanding TSDIs at any time in certain exceptional circumstances. If it does so, it will be entitled to receive in December 2005 and March 2007 amounts equal to the capitalized value of the lump sum amounts initially paid (see below).

        Legrand is required to pay interest semi-annually on the TSDIs at a rate indexed to EURIBOR, the European inter-bank offered rate (or at a fixed rate for two series of TSDIs in an aggregate nominal value of Fr 375 million (€57 million)).

        In order to manage Legrand's exposure to fluctuations in interest rates, Legrand has hedged its obligation to pay interest on the TSDIs using interest rate swaps. After accounting for these swap agreements, the effective interest rates on the TSDIs amounted to 8.4% per year in 2000, 9.2% per year in 2001, and 9.6% in 2002 of the average residual carrying value of the TSDIs.

        The TSDIs are subordinated in accordance with article L.228-97 of the French Commercial Code (code de commerce) allowing companies to issue debt instruments which will be repaid only to the extent that other creditors, except for lenders of participating loans (prêts participatifs) or holders of participating securities (titres participatifs) have been repaid. However, only the principal amount of the TSDIs is subordinated. Interest payments and arrears of interest rank equally with the claims of all other unsecured creditors of Legrand SA.

  $400 million 8.5% Yankee bonds due February 15, 2025

        On February 14, 1995, Legrand issued $400 million principal amount of 8.5% debentures due February 15, 2025, in an offering registered with the SEC, the Yankee bonds. Interest on the Yankee bonds is payable semi-annually in arrears on February 15 and August 15 of each year. The Yankee bonds were publicly offered in the United States.

        We also hedged our obligation to pay interest on the Yankee bonds through a 30-year interest rate swap agreement. The interest swap agreements entered into by Legrand SA in connection with the Yankee bonds provided that Legrand SA must post cash collateral in a pledged account if exposure of the counterparty under the swap agreements increases as calculated on a mark-to-market basis. As of December 31, 2002, however, there was a significant asset related to this swap arrangement. The Yankee bonds are structurally senior to the amounts drawn by FIMAF under the senior credit facility.

        At the beginning of February 2003, we entered into swap arrangements whereby the floating interest rate payable on the notional amount of $350 million of the Yankee bonds was swapped for a fixed rate of 4.6% per year.

  High Yield Notes

        In February 2003, we have issued $350.0 million of 10.5% senior notes due 2013 and €277.5million of 11.0% senior notes due 2013 which remain outstanding as of June 30, 2003.

  Restrictions on our subsidiaries' ability to transfer funds to us.

        FIMAF and its subsidiaries are restricted pursuant to the terms of the senior credit facilities and the intercreditor deed from making distributions, loans or other payments to us, except to pay interest on the subordinated intercompany loan and in certain other limited circumstances.

        As a result of these restrictions, we may not be able to obtain funds from our subsidiaries by means other than the payments by FIMAF under the subordinated intercompany loan and in certain other limited circumstances.

  Summary of commitments

        The following table summarizes the contractual obligations, commercial commitments and principal payments we and our subsidiaries had as of June 30, 2003.

	Historical Payments Due by Period
As of June 30, 2003	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term borrowings	2518	—	—	—	2518
Related party loan	1187	—	—	—	1187
Short-term borrowings	94	94	—	—	—
Capital lease obligations	32	9	18	5	0
Subordinated securities and the related loans (TSDIs)	129	38	63	28	—

Total contractual obligations	3961	141	81	33	3705

        We believe that our operating cash flows, together with the borrowings under the senior credit facility, will be sufficient to fund our working capital needs, anticipated capital expenditures and debt service requirements as they become due for at least the next several years, although we cannot assure you that this will be the case. In particular, future drawings under the senior credit facilities will be available only if, among other things, we meet the financial maintenance covenants included in the senior credit agreement. Our ability to meet those covenants will depend on our results of operations and factors outside of our control.

Capital Expenditures

        From 1990 through 2002, we spent an average of 8.4% of consolidated net sales per year on capital expenditures. Historically, our annual capital expenditures have fluctuated between 5% and 12% of consolidated net sales (5.2% of consolidated net sales for 2002 and 4.7% of consolidated net sales for the first six months of 2003), with year-to-year variations that result from the cyclical nature of our investment requirements. Over the medium term, we expect that our capital expenditure levels will decline slightly as a percentage of net sales compared with the average for the years 1990 through 2002. However, we intend to increase capital expenditures from current levels and maintain capital expenditures at levels ranging between 6% and 8% of our consolidated net sales, since we believe that investments in new products and continuous replacement and upgrade of production equipment is essential in order for us to maintain and increase our market position.

Research and Development

        Management believes that research and development is essential to maintaining and strengthening our market position through product improvements and innovation and more efficient manufacturing processes. Our research and development expenditure totaled €239 million in 2002 (equal to 8.0% of our consolidated net sales on a combined basis with our predecessor) and €132 million in the first half of 2003 (equal to 9.5% of our consolidated net sales). The increase in the research and development expenditure in 2002 and the first six months of 2003 was as a result of the application of purchase accounting.

        Some production facilities have their own research and development teams, a major portion of our research and development focus is centralized in Limoges, France and Varese, Italy. As of June 30, 2003, approximately 1,500 employees in approximately 20 countries were involved in research and development, of which over 50% were based in France, over 25% in Italy and the remainder in other countries.

Variations in Exchange Rates

        A large portion of our subsidiaries outside France operate in countries with currencies other than the euro. Approximately 40% of our net sales in 2002 were denominated in currencies other than the euro, most significantly the dollar and the British pound. As a result, our consolidated operating results are affected by fluctuations in the exchange rates between the euro and such other currencies.

        In order to prepare our consolidated financial statements, we must convert assets, liabilities, income and expenses that are accounted for in other currencies into euro. Therefore, fluctuations in foreign currency exchange rates affect such items in the consolidated financial statements, even if the value of the item remains unchanged in its original currency. To the extent that we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could cause our expenses to increase as a percentage of net sales, affecting our profitability and cash flows.

        We use end-of-period exchange rates for the translation of balance sheet data and period average exchange rates for the translation of income statement and cash flows data. In translating financial statements of subsidiaries operating in highly inflationary economies, non-monetary assets are recorded at historical rates of exchange, and gains or losses arising from the translation of the financial statements of such subsidiaries are included in the consolidated income statement under "Other revenues (expenses)."

        The table below sets forth the average daily value of the dollar and the British pound against the euro during the calendar years 2000, 2001 2002 and the period ended June,30 2003.

	Average interbank rate in euro (Source: Oanda)
	2000	2001	% change from 2000	2002	% change from 2001	June 2003	% change from June 2002
Dollar/euro	1.0850	1.1170	2.9%	1.0611	(5.0)%	0.9067	(18,7)%
British pound/euro	1.6425	1.6091	(2.0)%	1.5917	(1.1)%	1.4598	(9,3)%

        We periodically enter into foreign currency contracts to hedge commitments, transactions or foreign income. In recent years, hedging transactions entered into by us have principally involved certain intra-group sales between major foreign subsidiaries denominated in such subsidiaries' respective local currencies. We do not currently hedge the net assets of our subsidiaries and, as of June 30, 2003, had not hedged transactions with our subsidiaries.

Critical Accounting Policies

        The accounting policies described below are those we consider critical in preparing our consolidated financial statements. These policies include significant estimates made by management using information available at the time the estimations are made. A more detailed description of the significant accounting policies used by us in preparing our consolidated financial statements is included in note 1 to our unaudited consolidated financial statements.

  Goodwill and Other Intangible Assets

        We have made acquisitions in the past that included a significant amount of goodwill (in particular, the acquisition of Legrand on December 10, 2002) and other intangible assets. Under US GAAP in effect before January 1, 2002, the assets were amortized over their estimated useful lives.

        In July 2001, the FASB issued SFAS 141 and SFAS 142, collectively SFAS 141/142. SFAS 141/142 establish new accounting and reporting standards for goodwill and other non-amortized intangible assets. In particular, SFAS 141/142 replace the amortization of these items over their estimated useful lives by an impairment test based on the item's estimated fair value. Other intangibles that meet certain criteria will continue to be amortized over their useful lives and will also be subject to an impairment test based on estimated fair value. SFAS 141/142 are effective for us from July 1, 2001 for new acquisitions and from January 1, 2002 for acquisitions previously made.

        The judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with the acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our consolidated financial condition and results of operations.

        Fair value is based either on the quoted market price in an active market for the asset, if available, or in the absence of an active market on discounted future cash flows from operating income less investments. Many assumptions and estimates underlie the determination of fair value. Another estimate using different, but still reasonable, assumptions could produce different results.

        We applied the impairment test set forth in SFAS 141/142 for all goodwill amounts recorded by us using the following assumptions and parameters:

  •
  a weighted average capital cost of 7.40% as of January 1, 2002 (for our predecessor) and 8.5% as of December 31, 2002; and

  •
  a growth rate beyond the specifically forecasted period of 2.00% per year for our discounted future cash flows analyses.

        Further to these estimations of the effect of the application of SFAS 141/142 and based on the assumptions above, an impairment loss has been recorded in the consolidated financial statements of Legrand with respect to our UK operations.

  Accounting for income taxes

        As part of the process of preparing our consolidated financial statements, we are required to estimate the income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. We must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, it must include an expense within the tax provision in the statement of operations.

        Significant management judgment is required in determining the valuation allowance recorded against the net deferred tax assets. We have recorded a valuation allowance, and there are uncertainties regarding our ability to utilize some of our deferred tax assets before they expire, primarily certain net operating losses carried forward and foreign tax credits. The valuation allowance is based on our estimates of future taxable income by jurisdiction in which we operate, and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust the valuation allowance, which could materially impact our consolidated financial position and results of operations.

New US GAAP Pronouncements

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, SFAS 143. SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

        We adopted SFAS 143 on January 1, 2003 and do not anticipate that the adoption of SFAS 143 will have a material impact on our consolidated results of operations, financial position or cash flows.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, SFAS 144. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. While it supersedes portions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

        SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged.

        The adoption of SFAS 144 on January 1, 2002 did not have a material impact on our consolidated results of operations, financial position or cash flows.

        In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections. The principal change is that certain gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, SFAS 4 will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002 although early application of the Statement related to the rescission of SFAS 4 is encouraged. We adopted SFAS 145 on January 1, 2003 and anticipate that the adoption of SFAS 145 will not have a material impact on our consolidated results of operations, financial position or cash flows.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Disposal or Exit Activities, SFAS 146. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force, EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), EITF 94-3. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. This statement provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the basis for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired in business combinations or disposal activities covered by SFAS 144. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Management has not yet assessed the impact of the adoption of SFAS 146 on our consolidated financial position, results of operations or cash flows.

        In April 2003, the FASB issued SFAS 149, Amendment of Statement 113 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB 133, Accounting for Derivative Instruments and Hedging Activities. Generally, FAS 149 is effective for new contracts entered into after June 30, 2003. The Company does not believe FAS 149 will have a significant impact on its financial statements when adopted.

        In November 2002, the FASB issued Interpretation, FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation expands on the accounting guidance of SFAS 5, Accounting for Contingencies, SFAS 57 Related Party Disclosures, and SFAS 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FIN No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, with an interpretation of SFAS 5, which is being superseded. FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize a liability at fair value, for the obligations assumed under that guarantee and must disclose, on a prospective basis, guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective for financial statements for periods ending after December 15, 2002. Management has not yet determined the impact of the adoption of FIN 45 on our consolidated financial condition, results of operations or cash flows.

        In January 2003, the FASB issued FASB Interpretation, FIN No. 46, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin, ARB No. 51 Consolidation of Financial Statements. FIN No. 46 provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For interests in variable interest entities existing as of January 31, 2003, the guidance of FIN No. 46 will apply in the first fiscal year or interim period beginning after June 15, 2003. The adoption of FIN No. 46 is not expected to have a significant impact on our consolidated results of operations, financial position, or cash flows.

Financial Risk Management

        Our financial risk management focuses on the major areas of credit risk, market risk and liquidity risk.

        The overall objective of our treasury policy is to identify, evaluate and hedge financial risk. We aim to minimize the adverse effects caused by exposure to financial risk on the profitability of the underlying business and thus on our financial performance.

        Our treasury policy provides principles for overall financial risk management and provides specific operating policies for areas such as interest rate risk, foreign exchange risk, commodity risk, use of derivative financial instruments and investing excess liquidity. Our policy is to abstain from transactions in financial instruments of a speculative nature. Consequently, all transactions in financial instruments are exclusively for the purposes of managing and hedging interest rate, foreign exchange and commodity risk.

  Market risk

        Market risk is the risk of loss arising from adverse movements in market rates and prices such as interest rates, foreign exchange rates and commodity prices.

  Foreign exchange risk

        We operate internationally and are thus exposed to foreign exchange risk arising from various foreign currencies. Foreign currency denominated assets and liabilities together with firm and probable sales commitments give rise to foreign exchange exposure. Natural hedges are achieved, whenever management believes it appropriate, through the matching of funding costs to operating revenues in each of the major currencies in which we operate. We also use forward foreign exchange contracts and currency swaps to manage exposures to foreign exchange risk.

        The third phase of EMU, which took effect on January 1, 1999, resulted in bilateral conversion rates between national currencies of EMU countries and the euro becoming irrevocably fixed. Before giving effect to the Acquisition and related transactions, approximately 40% of our net debt, 60% of our sales and 70% of our operating income before amortization of goodwill are denominated in currencies that were replaced by the euro, which provides a natural hedge against foreign exchange risk.

        Based on those figures, we estimate that, all other things being equal, a 10% increase in the exchange rate of the euro against all other currencies in 2002 would have resulted in a decrease in our sales of approximately € 124 million and a decrease in our operating income of approximately €14 million for the year ended December 31, 2002 (on a combined basis with Legrand, our predecessor).

  Interest rate risk

        Interest rate risk arises mainly through interest bearing liabilities paying fixed rates and from differences in the interest rate basis on floating rate assets, principally marketable securities and liabilities. We enter into interest rate swaps to convert most of our liabilities into floating rate instruments subject to the use of purchased interest rate caps which limit the extent of our exposure to increases in the floating rate of interest.

        Based on our total debt outstanding as of June 30, 2003, we estimate that a 10% increase in interest rates (with respect to our variable rate debt) would not result in a decrease in our annual net income before taxes of more than €10 million.

        Under the interest rate hedging swaps entered into by us in connection with the TSDIs and the Yankee bonds, Legrand SA is to post collateral if the valuation agent on any given valuation date establishes, on a mark-to-market basis, that the counterparty's exposure to the credit risk of Legrand SA exceeds then posted amounts. Following the Acquisition, Legrand SA deposited €76 million in an account pledged to Credit Suisse First Boston International (the swap counterparty). Legrand also deposited a further € 74 million in an account with the facility agent for the senior credit agreement which may be used to cover additional cash collateral obligations. It is possible that Legrand SA may be required to provide additional cash collateral exceeding amounts already on deposit.

        In order to manage our exposure to fluctuations in interest rates, Legrand SA has hedged its obligation to pay interest on the TSDIs using interest rate swaps. After accounting for the swap agreements, the effective interest rates amounted to 8.4% per year in 2000, 9.2% per year in 2001 and 9.6% in 2002, of the average residual carrying value of the TSDIs.

        We have hedged our obligation to pay interest on the Yankee bonds through a 30-year interest rate swap agreement. The settlement dates for net amounts to be paid or received under the swap agreement are the same as the interest payment dates on the Yankee bonds. Taking into account the swap agreement, the effective interest rate of the Yankee bonds is LIBOR, London inter-bank offered rate, plus a margin of 0.53% per annum.

        At the beginning of February 2003, we entered into additional hedging arrangements with respect to the notional amount of €800 million of the amounts outstanding under the Senior Credit Facility pursuant to which the applicable variable interest rate payable on the Senior Credit Facility was capped. In addition, we entered into a cross currency interest rate swap with respect to the Yankee bonds pursuant to which the interest rate payable on $350 million principal amount of the Yankee bonds was fixed at 4.6% per year. We may enter into additional interest rate swap arrangements with respect to our floating rate debt.

  Commodity risk

        We are exposed to commodity risk arising from changes in the prices of raw materials and periodically use forward contracts to hedge our commitments to purchase raw materials. We had no commodity related forward contracts outstanding as of December 31, 2002. Approximately €400 million of our purchases for 2002 related to raw materials, resulting in market risk. While a 10% increase in the price of all of these raw materials would result in a theoretical increase of these costs by approximately € 40 million on an annual basis, we believe that, circumstances permitting, we could increase the sales prices of our products in the relative short term so as to mitigate the effect of such increases.

  Liquidity risk

        We view the essential elements of liquidity risk management as controlling potential net cash outflows, maintaining prudent levels of highly liquid assets and ensuring that access to funding is available from a diverse range of sources. These elements are underpinned by a monitoring process at the FIMEP level.

FIMEP

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003

Summary

Consolidated statements of income	2
Consolidated balance sheets	3
Consolidated statements of cash flows	5
Accounting policies and details	6

Consolidated statements of income

	Fimep		Predecessor
	Six-month period ended June 30, 2003	Six-month period ended June 30, 2002	Six-month period ended June 30, 2002
	Euros, in millions
Net sales	1 389	0	1 523
Operating expenses
Cost of goods sold	(884)	0	(854)
Administrative and selling expenses	(373)	0	(401)
Research and development expenses	(132)	0	(69)
Other operating expenses	(14)	0	(4)

Operating income	(14)	0	195

Interest income (expense)	(161)	0	13

Income before taxes, minority interests and equity in earnings of investees	(175)	0	208

Income taxes	40	0	(88)
Net income before minority interests and equity in earnings of investees	(135)	0	120

Minority interests	0	0	(1)
Equity in earnings of investees	1	0	2

Net income attributable to Fimep	(134)	0	121

Consolidated balance sheets

	Fimep
	Jun 30, 2003	Dec 31, 2002
	Euros, in millions
ASSETS
Current assets
Cash and cash equivalent	102	559
Marketable securities	58	196
Short term restricted cash	32	23
Trade accounts receivable	601	598
Short-term deferred taxes	49	48
Other current assets	111	93
Inventories	418	531

Total current assets	1 371	2 048
Property, plant and equipment, net	968	1 025
Investments	23	26
Goodwill	1 347	1 354
Trademarks, net	1 610	1 642
Developped Technology, net	514	586
Mirror swaps	49	42
Swap associated to TSDI	2	2
Swap associated to other borrowings	85	161
Long term restricted cash	110	127
Long-term deferred taxes	43	150
Other non-current assets	165	167

Total non current assets	4 916	5 282

Total assets	6 287	7 330

	Fimep
	Jun 30, 2003	Dec 31, 2002
	Euros, in millions
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	114	723
Accounts and notes payable	283	268
Short-term deferred taxes	4	48
Other current liabilities	411	443

Total current liabilities	812	1 482
Swap fair value associated to TSDI	151	153
Long-term deferred taxes	746	894
Long-term liabilities	246	207
Long-term borrowings	2 530	2 607
Swap fair value associated to other borrowings	35	0
Subordinated securities	129	150
Minority interests	26	52
Paiement-In-Kind loans (PIK)	1 187	0
Private Equity Certificate (PEC)	0	1 159
Shareholders' equity
Capital stock, par value € 2	76	76
Additional paid-in capital	683	683
Retained earnings	(263)	(129)
Translation reserve	(71)	(4)

	425	626

Total liabilities and shareholders' equity	6 287	7 330

Consolidated statements of cash flows

	Fimep		Predecessor
	Six-month period ended June 30, 2003	Six-month period ended June 30, 2002	Six-month period ended June 30, 2002
	Euros, in millions
Operating activities:
Net income attributable to Legrand	(134)	0	121
Reconciliation of net income to net cash:
-depreciation of tangible assets	81	0	90
-amortization of intangible assets	74	0	10
-changes in long-term deferred taxes	(76)	0	1
-changes in other long-term assets and liabilities	9	0	(1)
-minority interests	0	0	1
-equity in earnings of investees	(1)	0	(2)
-other items having impacted the cash	190	0	(4)
(Gains) losses on fixed asset disposals	1	0	(11)
(Gains) losses on sales of securities	0	0	(5)
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
-accounts receivable	(25)	0	(55)
-inventories	(19)	0	(6)
-accounts and notes payable	20	0	32
-other operating assets and liabilities	(30)	0	12

Net cash provided from operating activities	90	0	183

Investing activities
Net proceeds from sales of fixed assets	11	0	114
Capital expenditures	(65)	0	(75)
Proceeds from sales of marketable securities	196	0	202
Investments in marketable securities	(5)	0	(15)
Investments in consolidated entities	(39)	0	0
Investments in non-consolidated entities	0	0	(4)

Net cash used in investing activities	98	0	222

Financing activities
Related to shareholders' equity:
-capital increase	0	0	0
-purchase of Legrand's shares	0	0	0
-dividends paid by Legrand	0	0	(60)
-dividends paid by Legrand's subsidiaries	0	0	0
Other financing activities:
-reduction of subordinated securities	(21)	0	(25)
-new borrowings	676	0	168
-repayments of borrowings	(693)	0	(175)
-debt issuance costs	(7)	0	0
-increase (reduction) of commercial paper	(508)	0	(290)
-increase (reduction) of bank overdrafts	(83)	0	(223)

Net cash (used in) provided from financing activities	(636)	0	(605)

Net effect of currency translation on cash	(9)	0	(19)
Increase (reduction) of cash and cash equivalents	(457)	0	(219)
Cash and cash equivalents at the beginning of the period	559	0	531

Cash and cash equivalents at the end of the period	102	0	312

1)    Basis of presentation and accounting policies

        The Group's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

        In the opinion of management, the accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group's consolidated financial position as of June 30, 2003, and the consolidated results of operations and cash flows for the six months ended June 30, 2003 and 2002. All such adjustments are deemed to be of a normal recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Legrand SA's Annual Report on Form 20-F for the year ended December 31, 2002. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year.

        Prior to December 10, 2002, the Group had no significant operations of its own. On December 10, 2002, the Group, through a wholly-owned subsidiary, acquired Legrand SA, whose activities now comprise 100% of the operations of the Group. Accordingly, Legrand SA is considered the Group's predecessor. As a result of the acquisition, the Group was required to establish a new basis of accounting with respect to Legrand. Therefore, the Group's financial statements for the period subsequent to the acquisition (six months ended June 30, 2003) are not comparable to its predecessor's financial statements for the period prior to the acquisition (six months ended June 30, 2002).

2)    Inventories

        Inventories are comprised of the following:

	Fimep
	Jun 30, 2003	Dec 31, 2002
	Euros, in millions
Purchased raw materials and parts	136	133
Sub-assemblies, work-in-process	97	118
Finished goods	250	341

	483	592
Less: allowances	(65)	(61)

	418	531

        As regards finished goods, the major part of the decrease is due to the reversal of the valuation of inventory at fair market value at the acquisition date of Legrand, representing € 125 million at the end of December 2002 and 0 at the end of June 2003.

3)    Long-term borrowings

        Long-term borrowings are comprised of the following:

	Fimep
	Jun 30, 2003	Dec 31, 2002
	Euros, in millions
Senior credit agreement	1 586	1 597
High-yield notes	580	0
Mezzanine credit agreement	0	601
8 1/2% debentures	335	371
Other long-term borrowings	29	38

	2 530	2 607

        On February 12, 2003, the Group issued (i) $350 million of senior notes due in 2013 and bearing interest at 10 1/2% per annum and (ii) €277.5 million of senior notes due 2013 and bearing interest at 11% per annum (the "High Yield Notes"). The gross proceeds of the issuance of the High Yield Notes amounted to approximately €601 million. Simultaneously, the Group issued a subordinated shareholder PIK loan (the "Subordinated Shareholder PIK Loan") in the amount of €1,156 million subscribed by a related party. The proceeds from the issuance of the High Yield Notes, together with the proceeds of the Subordinated Shareholder PIK Loan, were used to repay a €600 million loan under the mezzanine credit agreement and to repay a related party loan in the amount of €1,156 million made to a subsidiary of the Group in connection with the acquisition of Legrand on December 10, 2002 with the proceeds from preferred equity certificates issued by the related party.

        The Subordinated Shareholder PIK Loan bears interest ay 5% per annum and is payable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was subscribed by a subsidiary of the Group's ultimate parent, Lumina Parent Sarl.

4)    Short-term borrowings

        Short-term borrowings are comprised of the following:

	Fimep
	Jun 30, 2003	Dec 31, 2002
	Euros, in millions
Current portion of long-term debt	16	25
Current portion of capital leases	9	9
Commercial paper	0	508
Bank overdrafts	82	113
Other short-term borrowings	7	68

	114	723

5)    Comprehensive income

        The components of comprehensive income are as follows:

	Fimep		Predecessor
	Six-month period ended June 30, 2003	Six-month period ended June 30, 2002	Six-month period ended June 30, 2002
	Euros, in millions
Net income (loss)	(134)	0	121
Foreign currency translation adjustments	(66)	0	(107)

Comprehensive income (loss)	(200)	0	14

6)    Commitments and contingencies

        The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

Future rental commitments

        The group use certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

Fimep
Jun 30, 2003
Euros, in millions
Payable in 2003	18
Payable in 2004	14
Payable in 2005	13
Payable in 2006	11
Payable in 2007	8
Subsequent years	16
80

Rights of first refusal and first offer:

        Pursuant to the acquisition of Legrand by the Group, Schneider has a right of first refusal for a period of twelve months following the closing of the acquisition (December 10, 2002) and a right of first offer for a period of twelve months following the first anniversary of the closing of the acquisition with respect to any sales of material assets owned by Legrand.

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Signatures
Half year results as of June 30, 2003 Good resilience of margins in spite of still testing conditions